UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

Rego Payment Architectures, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

759141 104
(CUSIP Number)

John Paul DeJoria 109 W 7th St., Suite 200, Georgetown, TX 78626 (512) 360-8918
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. However, such information should be read in conjunction with, and is qualified in its entirety by reference to, the information contained elsewhere in this Schedule 13D, including in particular the information set forth in Item 5 hereof.

CUSIP 759141 104	SCHEDULE 13D	Page 2 of 12

1.	Names of Reporting Persons
John Paul DeJoria
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
31,751,517
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
24,608,660
	10.	Shared Dispositive Power
7,142,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
31,751,517
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
21.39%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 3 of 12

1.	Names of Reporting Persons
John Paul DeJoria Family Trust
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
16,227,855
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
16,227,855
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,227,855
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
11.59%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 4 of 12

1.	Names of Reporting Persons
JP’s Nevada Trust
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
7,142,857
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
7,142,857
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,142,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
5.34%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 5 of 12

1.	Names of Reporting Persons
JPD Family Office Services, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
7,142,857

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,142,857
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
5.34%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 6 of 12

1.	Names of Reporting Persons
JDP 2019 Gift Trust
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☒
3.	Sec Use Only

4.	Source of Funds
OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
555,556
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
555,556
	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
555,556
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
0.41%
14.	Type of Reporting Person
IN

CUSIP 759141 104	SCHEDULE 13D	Page 7 of 12

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Rego Payment Architectures, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is Sentry Parkway, Suite 200, Blue Bell, PA 19422.

This Schedule 13D updates information contained in the Schedule 13G previously filed in relation to the beneficial ownership of shares of Common Stock by certain of the Reporting Persons to reflect (1) the investment trustee of the Nevada Trust being changed from Tom R. Grimmitt to John Paul DeJoria, (2) the distribution trustee of the Nevada Trust being changed from Tom R. Grimmett to JPD Family Office Services, LLC, and (3) the cumulative effect of other transactions and events occurring between February 24, 2012 and the date of this Schedule 13D resulting in the beneficial ownership of Common Stock by the Reporting Persons reported herein.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Schedule 13D is being filed by (1) John Paul DeJoria, in his individual capacity (“Mr. DeJoria”), (2) John Paul DeJoria Family Trust (the “Family Trust”), of which Mr. DeJoria is the settlor and the sole trustee, (3) JP’s Nevada Trust (the “Nevada Trust”), of which Mr. DeJoria is the settlor and the investment trustee, (4) JPD Family Office Services, LLC (“Trust Services”), which is the distribution trustee of the Nevada Trust, and (5) JDP 2019 Gift Trust (the “Gift Trust”), of which Mr. DeJoria is the settlor and the sole trustee (the foregoing being collectively referred to as the “Reporting Persons”).

(b)            The business address of each of Mr. DeJoria, the Family Trust and the Gift Trust is 109 W 7th St., Suite 200, Georgetown, TX 78626. The business address of the Nevada Trust and Trust Services is 1701 Green Valley Parkway, Building 4, Suite A, Henderson, NV 89074.

(c)            In his individual capacity, Mr. DeJoria is an entrepreneur and philanthropist. Among other business ventures, Mr. DeJoria co-founded John Paul Mitchell Systems, where he currently serves as Chairman of the Board, and The Patron Spirits Company. As the sole trustee of the Family Trust, Mr. DeJoria oversees and manages the business and affairs of the Family Trust, which include investing in both closely held and publicly traded securities. As the investment trustee of the Nevada Trust, Mr. DeJoria oversees and manages the business and affairs of the Nevada Trust (other than with respect to distributions to beneficiaries thereof), which include investing in both closely held and publicly traded securities. As the distribution trustee of the Nevada Trust, Trust Services determines, oversees and manages distributions to beneficiaries thereof. As the sole trustee of the Gift Trust, Mr. DeJoria oversees and manages the business and affairs of the Gift Trust, which include investing in both closely held and publicly traded securities.

(d)            During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Mr. DeJoria is a citizen of the United States of America. Each of the Family Trust, and the Nevada Trust is a trust governed by the laws of the State of Nevada. The Gift Trust is a trust governed by laws of the State of Texas. Trust Services was organized under the laws of, and is domiciled in, the State of Nevada.

CUSIP 759141 104	SCHEDULE 13D	Page 8 of 12

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The respective amounts of funds expended by Mr. DeJoria, the Family Trust, the Nevada Trust and the Gift Trust to acquire the securities of the Company reported herein as being held by each of them directly, are $6,952,684.93, $10,284,500.00, $5,000,000.00 and $500,000.00, respectively, or $22,737,184.93 in the aggregate. Mr. DeJoria used his personal funds for his acquisitions and the Family Trust, the Nevada Trust and the Gift Trust used cash on hand, cash contributed by Mr. DeJoria or a combination of the foregoing for their respective acquisitions.

ITEM 4.	PURPOSE OF TRANSACTION

Each of Mr. DeJoria, the Family Trust, the Nevada Trust and the Gift Trust acquired the respective securities of the Company reported herein as being held by each of them directly as an investment. None of the Reporting Persons has any present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Each of Mr. DeJoria, the Family Trust, the Nevada Trust and the Gift Trust intends to assess its investment in the Company on a continuing basis. Depending on various factors, including without limitation their perceptions of the Company’s actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, any or all of them may in the future take such actions with respect to its investment in the Company as the they may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing some or all of their shares of Common Stock or other securities of the Company. Subject to the provisions of the trust agreement governing the Nevada Trust, Trust Services, as distribution trustee of the Nevada Trust, will exercise discretion in determining whether, when, and in what form to make distributions from the Nevada Trust to its beneficiaries (which include Mr. DeJoria, his spouse, his issue and his heirs at law).

CUSIP 759141 104	SCHEDULE 13D	Page 9 of 12

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)            The responses under Item 3 above and Item 6 below are incorporated herein by reference. The numbers of shares of Common Stock that are potentially issuable to any Reporting Person upon the conversion of convertible preferred stock of the Company or the exercise of options granted by the Company are based upon information provided by the Company. The terms of the convertible preferred stock of the Company held by the Reporting Persons contain provisions which restrict the conversion of such stock to the extent that, after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. Accordingly, notwithstanding the number of shares of Common Stock reflected in this Schedule 13D or on the cover pages hereof as being owned by any Reporting Person, such Reporting Person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of such convertible preferred stock of the Company to the extent that upon such conversion the number of shares of Common Stock beneficially owned by such Reporting Person and its affiliates, in the aggregate, would exceed the Maximum Percentage. By written notice to the Company, the holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (x) any such increase will not be effective until the sixty-first day after such notice is delivered to the Company and (y) any such increase or decrease will apply only to the holder and not to any other holder of such convertible preferred stock.

As of the date of this Schedule 13D, Mr. DeJoria beneficially owns an aggregate of 31,751,517 shares of Common Stock (the “DeJoria Shares”), of which 17,148,412 are outstanding shares of Common Stock and 14,603,105 are shares of Common Stock that are issuable upon the conversion or exercise of other securities of the Company that are beneficially owned by Mr. DeJoria. The DeJoria Shares represent 21.39% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 148,436,210 (which represents the sum of (x) 133,833,105, which according to information filed by the Company with the Securities and Exchange Commission (the “Commission”), represents the total number shares of Common Stock outstanding as of May 15, 2023, and (y) the 14,603,105 shares of Common Stock issuable upon conversion or exercise of other securities of the Company beneficially owned by Mr. DeJoria). Mr. DeJoria disclaims responsibility for the accuracy of the information provided by the Company.

Specifically, as of the date of this Schedule 13D:

•	Mr. DeJoria, in his individual capacity, holds and has sole power to vote and dispose of (a) 75,556 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 7,555,600 shares of Common Stock (subject to adjustment), (b) $152,685 aggregate principal amount of convertible notes of the Company, convertible into 1,696.50 shares of Series C Cumulative Convertible Preferred Stock of the Company (subject to adjustment), which in turn would be convertible into 169,650 shares of Common Stock (subject to adjustment), and (c) options to purchase 100,000 shares of Common Stock (subject to adjustment).

•	As the sole trustee of the Family Trust, Mr. DeJoria, has sole power to vote and dispose of, and may be deemed to beneficially own, the 16,227,855 shares of Common Stock reported elsewhere herein as being beneficially owned by the Family Trust.

•	As the investment trustee of the Nevada Trust, Mr. DeJoria has sole power to vote and shared power to dispose of, and may be deemed to beneficially own, the 7,142,857 shares of Common Stock reported elsewhere herein as being beneficially owned by the Nevada Trust.

•	As the sole trustee of the Gift Trust, Mr. DeJoria, has sole power to vote and dispose of, and may be deemed to beneficially own, the 555,556 shares of Common Stock reported elsewhere herein as being beneficially owned by the Gift Trust.

CUSIP 759141 104	SCHEDULE 13D	Page 10 of 12

As of the date of this Schedule 13D, the Family Trust beneficially owns an aggregate of 16,227,855 shares of Common Stock (the “Family Trust Shares”), of which 10,005,555 are outstanding shares of Common Stock and 6,222,300 are shares of Common Stock that are issuable upon the conversion or exercise of other securities of the Company that are beneficially owned by the Family Trust. The Family Trust Shares represent 11.59% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 140,055,405 (which represents the sum of (x) 133,833,105, which according to information filed by the Company with the Commission, represents the total number shares of Common Stock outstanding as of May 15, 2023, and (y) the 6,222,300 shares of Common Stock issuable upon conversion or exercise of other securities of the Company beneficially owned by the Family Trust). The Family Trust disclaims responsibility for the accuracy of the information provided by the Company.

Specifically, as of the date of this Schedule 13D, the Family Trust holds (a) 10,005,555 shares of Common Stock, (b) 10,000 shares of Series A Cumulative Convertible Preferred Stock of the Company, convertible into 1,111,111 shares of Common Stock (subject to adjustment), (c) 44,445 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 4,444,522 shares of Common Stock (subject to adjustment), and (d) $600,000 aggregate principal amount of convertible notes of the Company, convertible into 666.667 shares of Series C Cumulative Convertible Preferred Stock of the Company (subject to adjustment), which in turn would be convertible into 666,667 shares of Common Stock (subject to adjustment). Mr. DeJoria, as the sole trustee of the Family Trust, has sole power to vote and dispose of, and may be deemed to beneficially own, the foregoing securities.

As of the date of this Schedule 13D, the Nevada Trust beneficially owns an aggregate of 7,142,857 shares of Common Stock (the “Nevada Trust Shares”), all of which are outstanding. The Nevada Trust Shares represent 5.34% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 133,833,105, which according to information filed by the Company with the Commission, represents the total number shares of Common Stock outstanding as of May 15, 2023. The Nevada Trust disclaims responsibility for the accuracy of the information provided by the Company. Mr. DeJoria, as the investment trustee of the Nevada Trust, has sole power to vote and shared power to dispose of, and may be deemed to beneficially own, the Nevada Trust Shares. JPD Family Office Services, LLC, as the distribution trustee of the Nevada Trust, has shared power to dispose of, and may be deemed to beneficially own, the Nevada Trust Shares.

As of the date of this Schedule 13D, the Gift Trust beneficially owns an aggregate of 555,556 shares of Common Stock (the “Gift Trust Shares”), all of which are shares of Common Stock that are issuable upon the conversion or exercise of other securities of the Company that are beneficially owned by the Gift Trust. The Gift Trust Shares represent 0.41% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 134,388,661 (which represents the sum of (x) 133,833,105, which according to information filed by the Company with the Commission, represents the total number shares of Common Stock outstanding as of May 15, 2023, and (y) the 555,556 shares of Common Stock issuable upon conversion or exercise of other securities of the Company beneficially owned by the Gift Trust). The Gift Trust disclaims responsibility for the accuracy of the information provided by the Company.

Specifically, as of the date of this Schedule 13D, the Gift Trust holds 5,556 shares of Series B Cumulative Convertible Preferred Stock of the Company, convertible into 555,556 shares of Common Stock (subject to adjustment). Mr. DeJoria, as the sole trustee of the Gift Trust, has sole power to vote and dispose of, and may be deemed to beneficially own, the foregoing securities.

CUSIP 759141 104	SCHEDULE 13D	Page 11 of 12

(b)            Mr. DeJoria has the sole power to vote and dispose of the DeJoria Shares, the Family Trust Shares and the Gift Trust Shares. Mr. DeJoria has the sole power to vote the Nevada Trust Shares. Each of Mr. DeJoria and Trust Services have shared power to dispose of the Nevada Trust Shares

(c)            None of the Reporting Persons effected any transactions in shares of Common Stock, in any capacity, during the 60 days immediately preceding the date of this Schedule 13D.

(d)            Not applicable.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for (1) the relationships among the Reporting Persons described elsewhere herein, (2) the respective agreements pursuant to which the securities of the Company referred to herein were acquired from the Company by a Reporting Person, and (3) the Company’s governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by a Reporting Person, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
24.1	Power of Attorney for John Paul DeJoria
24.2	Power of Attorney for Kevin Lange
99.1	Joint Filing Agreement, dated as of May 23, 2023, by and among the Reporting Persons.

CUSIP 759141 104	SCHEDULE 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023

John Paul DeJoria
/s/ John Paul DeJoria
John Paul DeJoria

John Paul DeJoria Family Trust
/s/ John Paul DeJoria
By: John Paul DeJoria, sole trustee

JP’s Nevada Trust
/s/ John Paul DeJoria
By: John Paul DeJoria, investment trustee

JPD Family Office Services, LLC
/s/ Kevin Lange
By: Kevin Lange, President

JPD 2019 Gift Trust
/s/ John Paul DeJoria
By: John Paul DeJoria, sole trustee